UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 15, 2021

Commission File Number: 000-49869

AMARC RESOURCES LTD.
(Translation of registrant's name into English)

14th Floor – 1040 W. Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F   [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated December 15, 2021- Amarc, Freeport-McMoRan Mineral Properties Canada Inc. Continue Earn-in At JOY Copper-Gold District Into 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amarc Resources Ltd. (Registrant)
Date: December 15, 2021	By:	/s/ Trevor Thomas
Trevor Thomas
Secretary